UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                February 21, 2008


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

                                 NOTICE OF AGM

                   ANNUAL GENERAL MEETING OF NOVO NORDISK A/S

1. Annual General Meeting on 12 March 2008

The ordinary Annual General Meeting will be held on

                    Wednesday 12 March 2008 at 4.30 pm (CET)

at Radisson SAS, Falkoner Centret, Falkoner Alle 9, 2000 Frederiksberg, Denmark.

The notice for the Annual General Meeting is enclosed.

2. Proposed change in members of the Board of Directors

At the Annual General Meeting on 12 March 2008 all board members elected by the Annual General Meeting are up for election. The Board of Directors proposes re-election of the following shareholder-elected board members: Sten Scheibye, Goran A Ando, Kurt Briner, Henrik Gurtler, Kurt Anker Nielsen and Jorgen Wedel.

Niels Jacobsen, who has been board member since November 2000, has decided not to seek re-election.

The Board of Directors of Novo Nordisk A/S proposes that Pamela J Kirby is elected to the Board of Directors at the Annual General Meeting. For further information on Pamela J Kirby's background and the motivation for her election, please see the notice for the Annual General Meeting 2008 (enclosed) or the Company's website novonordisk.com under 'About Novo Nordisk' - 'Corporate governance'.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,000 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.


Further information:

Media:                       Investors:

Outside North America:       Outside North America:
Mike Rulis                   Mads Veggerby Lausten
Tel: (+45) 4442 3573         Tel: (+45) 4442 7945
mike@novonordisk.com         mlau@novonordisk.com
--------------------        --------------------

                             Hans Rommer
                             Tel: (+45) 4442 4765
                             hrmm@novonordisk.com

In North America:            In North America:
Sean Clements                Christian Qvist Frandsen
Tel: (+1) 609 514 8316       Tel: (+1) 609 919 7937
secl@novonordisk.com         cqfr@novonordisk.com
--------------------         --------------------

Stock Exchange Announcement no 11 / 2008


APPENDIX TO NOVO NORDISK A/S' AGM STOCK EXCHANGE ANNOUNCEMENT DATED 20 FEBRUARY 2008 TO THE SHAREHOLDERS OF NOVO NORDISK A/S

The Company will conduct its Annual General Meeting on

                    WEDNESDAY 12 MARCH 2008 AT 4.30 PM (CET)

at Radisson SAS, Falkoner Centret, Falkoner Alle 9, 2000 Frederiksberg, Denmark.

Agenda:

1. The Board of Directors' oral report on the Company's activities in the past financial year.

2. Presentation and adoption of the audited Annual Report 2007, including approval of the remuneration of the Board of Directors.

3. A resolution to distribute the profit according to the adopted Annual Report 2007.

4.   Election of members to the Board of Directors.

     All board members elected by the Annual General Meeting are up for election. The Board of Directors proposes re-election of the following current board members elected by the Annual General Meeting: Sten Scheibye, Goran A Ando, Kurt Briner, Henrik Gurtler, Kurt Anker Nielsen and Jorgen Wedel. The Board of Directors proposes that Pamela J Kirby is elected to the Board of Directors.

5.   Election of auditor.

     The Board of Directors proposes re-election of PricewaterhouseCoopers.

6.   Proposals from the Board of Directors:

     6.1 Reduction of the Company's B share capital from DKK 539,472,800 to DKK 526,512,800 by cancellation of 12,960,000 B shares of DKK 1 each from the Company's own holdings of B shares at a nominal value of DKK 12,960,000, equal to 2% of the total share capital. After implementation of the share capital reduction, the Company's share capital will amount to DKK 634,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 526,512,800.

     6.2 Authorisation of the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted at the time of the purchase with a deviation of up to 10%, cf Article 48 of the Danish Public Limited Companies Act.

     6.3 Donation to the World Diabetes Foundation (WDF) of an amount up to a total of DKK 575 million to be granted in the course of the financial years 2008-2017.

     6.4 Adoption of proposed guidelines for incentive-based remuneration for the Board of Directors and Executive Management.

     6.5  Amendments to the Articles of Association:

          6.5.1 Article 4.2 and Articles 9.2-9.3: Reduction of the specified minimum nominal value of the Company's shares from DKK 1.00 to DKK 0.01 and a consequent amendment of the voting rights attached to the shares, following which every B share capital amount of DKK 0.01 (the minimum nominal denomination) shall carry one vote and every A share capital amount of DKK 0.01 (the minimum nominal denomination) shall carry 10 votes.

          6.5.2 Article 6.3: Existing authorisation of the Board of Directors to issue B shares to employees without pre-emptive subscription rights for existing shareholders to be extended until 12 March 2013 and to be reduced to a maximum nominal amount of DKK 4 million.

          6.5.3 Articles 6.4-6.6: Existing authorisations of the Board of Directors to increase the share capital to be replaced by an authorisation of the Board of Directors until 12 March 2013 to increase the share capital by an amount up to a maximum of nominally DKK 126 million.

          6.5.4 Article 7.2: Change of the specified venue for general meetings to the Capital Region of Denmark.

          6.5.5 Article 7.4: Reduction of the number of shares required to request an extraordinary general meeting from 1/10 to 1/20 of the share capital.

7.   Miscellaneous.

ELABORATION AND STATEMENT EXPLAINING THE PROPOSALS:

Re agenda item 3:
The proposed dividend for 2007 is DKK 4.50 for each Novo Nordisk B share of DKK
1.00 and for each Novo Nordisk A share of DKK 1.00. This is a 29% increase compared to the dividend for the fiscal year 2006 (DKK 7 for each share of DKK
2). No dividend will be paid on the Company's holding of treasury shares.

Re agenda item 4:
Novo Nordisk A/S is aiming at composing a Board of Directors consisting of persons who have such knowledge and experience that the collective Board of Directors can attend to the interests of the Company and thus the interests of the shareholders with due respect to other stakeholders of the Company in the best possible way. The Board of Directors actively contributes to developing the Company as a globally operating, focused pharmaceutical company, and supervises the management in its decisions and operations.

Please see the Company's website novonordisk.com under 'About Novo Nordisk'
(R)'Corporate governance' for a more detailed description of the competence criteria of the Board of Directors.

The Board of Directors proposes re-election of the following current board members elected by the Annual General Meeting: Sten Scheibye, Goran A Ando, Kurt Briner, Henrik Gurtler, Kurt Anker Nielsen and J0rgen Wedel. The Board of Directors proposes that Pamela J Kirby is elected to the Board of Directors.

It is the assessment of the Board of Directors that the proposed composition of the Board of Directors complies with the above-mentioned criteria.

In addition to their professional qualifications, the proposed candidates possess significant experience from the daily work and management of international pharmaceutical and high-technology companies and together they have the knowledge and the professional and international experience which are competences important to the work of the Board of Directors.

The proposed board candidates have the following backgrounds. Independence is defined in accordance with the Danish Corporate Governance Recommendations
(2005) designated by OMX Nordic Exchange Copenhagen (OMX) unless otherwise stated:

STEN SCHEIBYE is chairman of the Board of Directors of Novo Nordisk A/S. Since 1995, he has been president and CEO of Coloplast A/S, Denmark.

Besides being a member of the boards of various Coloplast companies, Mr Scheibye is a member of the Board of Danske Bank A/S, Denmark. Furthermore, he holds a seat on the Central Board and the Executive Committee of the Confederation of Danish Industries.

Mr Scheibye has an MSc in Chemistry and Physics from 1978 and a PhD in Organic Chemistry from 1981, both from the University of Aarhus, Denmark, and a BComm from the Copenhagen Business School, Denmark, from 1983. Mr Scheibye is also an adjunct professor of applied chemistry at the University of Aarhus.

Mr Scheibye was elected to the Board of Novo Nordisk A/S in 2003 and has been re-elected several times, most recently in 2007. His term as a board member expires in March 2008.

Mr Scheibye is regarded as an independent board member.

The special competences possessed by Mr Scheibye that are important for the performance of his duties are his knowledge of the healthcare industry, particularly as relates to patients requiring chronic care, and managerial skills relating to international organisations.

Mr Scheibye is a Danish national, born on 3 October 1951.


GORAN A ANDO, MD, is vice-chairman of the Board of Directors of Novo Nordisk A/S. Dr Ando was CEO of Celltech Group plc, UK, until 2004. He joined Celltech from Pharmacia, now Pfizer, US, where he was executive vice president and president of R&D with additional responsibilities for manufacturing, IT, business development and M&A from 1995 to 2003.

From 1989 to 1995, Dr Ando was medical director, moving to deputy R&D director and then R&D director of Glaxo Group, UK. He was also a member of the Glaxo Group Executive Committee.

Dr Ando is a specialist in general medicine and a founding fellow of the American College of Rheumatology in the US. Dr Ando serves as chairman of the boards of Novexel SA, France, and Inion Oy, Finland, as vice-chairman of the Board of S*Bio Pte Ltd, Singapore, and as a board member of Novo A/S, Denmark, Bio*One Capital Pte Ltd, Singapore, A-Bio Pharma Pte Ltd, Singapore, NicOx SA, France, Enzon Pharmaceuticals, Inc, US, and EUSA Pharma, UK.

Dr Ando qualified as a medical doctor at Linkoping Medical University, Sweden, in 1973 and as a specialist in general medicine at the same institution in 1978.

Dr Ando was elected to the Board of Novo Nordisk A/S in 2005 and re-elected in 2006 and 2007. His term as a board member expires in March 2008. Dr Ando is designated Research and Development Facilitator by the Board of Novo Nordisk A/S.

Dr Ando is not regarded as an independent board member due to his membership of the Board of Novo A/S. The special competences possessed by Dr Ando that are important for the performance of his duties are his medical qualifications and extensive executive background within the international pharmaceutical industry.

Dr Ando is a Swedish national, born on 6 March 1949.


KURT BRINER works as an independent consultant to the pharmaceutical and biotech industries and is a board member of OM Pharma, Switzerland, Progenics Pharmaceuticals Inc, US, and GALENICA SA, Switzerland. From 1988 to 1998, he was president and CEO of Sanofi Pharma, France. He has been chairman of the European Federation of Pharmaceutical Industries and Associations (EFPIA).

Mr Briner holds a Diploma of the Commercial Schools of Basel and Lausanne, Switzerland.

Mr Briner was elected to the Board of Novo Nordisk A/S in 2000 and has been re-elected several times, most recently in 2007. His term as a board member expires in March 2008.

Mr Briner is regarded as an independent board member.

The special competences possessed by Mr Briner that are important for the performance of his duties are his executive background and knowledge of the pharmaceutical and biotech industries as well as of global, particularly European pharmaceutical regulations and policies.

Mr Briner is a Swiss national, born on 18 July 1944.


HENRIK GURTLER has been president and CEO of Novo A/S, Denmark, since 2000. He was employed by Novo Industri A/S, Denmark, as an R&D chemist in the Enzymes Division in 1977. After a number of years in various specialist and managerial positions within this area, Mr Gurtler was appointed corporate vice president of Human Resource Development in Novo Nordisk A/S in 1991, and in 1993 he was appointed corporate vice president of Health Care Production. In 1996, he became a member of Corporate Management of Novo Nordisk A/S with special responsibility for Corporate Staffs.

Mr Gurtler is chairman of the boards of Novozymes A/S and Copenhagen Airports A/S, both Denmark. He is vice-chairman of the Board of COWI A/S, Denmark, and a member of the Board of Brodrene Hartmanns Fond, Denmark.

Mr Gurtler has an MSc in Chemical Engineering from the Technical University of Denmark from 1976.

Mr Gurtler was elected to the Board of Novo Nordisk A/S in 2005 and re-elected in 2006 and 2007. His term as a board member expires in March 2008.

Mr Gurtler is not regarded as an independent board member due to his former position as an executive in Novo Nordisk A/S and his present position as president and CEO of Novo A/S.

The special competences possessed by Mr Gurtler that are important for the performance of his duties are his knowledge of the Novo Group's business and its policies and his knowledge of the international biotech industry.

Mr Gurtler is a Danish national, born on 11 August 1953.


KURT ANKER NIELSEN is a former CFO and deputy CEO of Novo Nordisk A/S and a former CEO of Novo A/S. He serves as vice-chairman of the Board of Novozymes A/S and as a member of the Board of Directors of the Novo Nordisk Foundation, LifeCycle Pharma A/S, Denmark, and ZymoGenetics, Inc, US. He is chairman of the Board of Reliance A/S, Denmark, and a member of the boards of StatoilHydro ASA, Norway, and Vestas Wind Systems A/S, Denmark. In LifeCycle Pharma A/S, ZymoGenetics, Inc, StatoilHydro ASA and Vestas Wind Systems A/S he is also the elected Audit Committee chairman. Mr Nielsen serves as chairman of the Board of Directors of Collstrup's Mindelegat, Denmark.

Mr Nielsen has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark, from 1972.

Mr Nielsen was elected to the Board of Novo Nordisk A/S in 2000 and has been re-elected several times, most recently in 2007. His term as a board member expires in March 2008.

Mr Nielsen is chairman of the Audit Committee at Novo Nordisk A/S and is also designated as Audit Committee financial expert.

Mr Nielsen qualifies as an independent Audit Committee member as defined by the US Securities and Exchange Commission (SEC). He is not regarded as an independent board member under the Danish Corporate Governance Recommendations
(2005) due to his former position as an executive in Novo Nordisk A/S and his membership of the Board of the Novo Nordisk Foundation.

The special competences possessed by Mr Nielsen that are important for the performance of his duties are his in-depth knowledge of Novo Nordisk A/S and its businesses, his working knowledge of the global pharmaceutical industry and his experience in working with accounting, financial and capital markets issues.

Mr Nielsen is a Danish national, born on 8 August 1945.


J0RGEN WEDEL was executive vice president of the Gillette Company, US, until 2001. He was responsible for Commercial Operations, International, and was a member of Gillette's Corporate Management Group. Since 2004, he has been a board member of ELOPAK AS, Norway.

Mr Wedel has an MSc in Commerce and Business Administration from the Copenhagen Business School, Denmark, from 1972, and an MBA from the University of Wisconsin, US, from 1974. Mr Wedel was elected to the Board of Novo Nordisk A/S in 2000 and has been re-elected several times, most recently in 2007. His term as a board member expires in March 2008. Mr Wedel is a member of the Audit Committee at Novo Nordisk A/S.

Mr Wedel qualifies as an independent Audit Committee member as defined by the US Securities and Exchange Commission (SEC) and is regarded as an independent board member under the Danish Corporate Governance Recommendations (2005).

The special competences possessed by Mr Wedel that are important for the performance of his duties are his background as a senior sales and marketing executive in a globally operating consumer-oriented company within the fast-moving consumer goods industry, as well as a particular insight into the US market.

Mr Wedel is a Danish national, born on 10 August 1948.


PAMELA J KIRBY is chairman of the Board of Scynexis Inc, US, and a board member of Smith & Nephew Plc, UK, Informa Plc, UK, and Curalogic A/S, Denmark. From 2001 to 2003, Dr Kirby was CEO of the contract research organisation Quintiles Transnational Corporation, US, and before that Dr Kirby was director Global Strategic Marketing in F. Hoffman-La Roche Limited, Switzerland, from 1998 to 2001. From 1996 to 1998, Dr Kirby was commercial director in British Biotec Plc, UK, and from 1979 to 1996 Dr Kirby was employed by Astra (now AstraZeneca) in various international positions, most recently as regional director/vice president Corporate Strategy, Marketing and Business Development.

Dr Kirby has a BSc in Pharmacology (1975) and a PhD in Clinical Pharmacology
(1978), both from the University of London, UK.

Dr Kirby is nominated for election to the Board of Directors of Novo Nordisk A/S at the Annual General Meeting in March 2008 for the first time.

Dr Kirby is regarded as an independent board member.

Dr Kirby is a British national, born on 23 September 1953.

The Board of Directors recommends election of Dr Kirby primarily because of her scientific qualifications and extensive executive background within the international pharmaceutical and biotech industry, particularly as relates to marketing, strategic planning, clinical trials and lifecycle management in relation to pharmaceutical products.

                                     *******

In the Danish Corporate Governance Recommendations (2005), it is recommended that at least half of the board members elected by the Annual General Meeting be independent of the Company.

Kurt Anker Nielsen and Henrik Gurtler were chief financial officer and corporate executive vice president with special responsibility for Corporate Staffs of Novo Nordisk A/S, respectively, prior to the demerger into Novo Nordisk A/S and Novozymes A/S in 2000. Furthermore, Mr Nielsen, Mr Gurtler and Dr Ando hold executive or board positions in Novo A/S and the Novo Nordisk Foundation, respectively. If the proposed candidates are elected to the Board of Directors, the Board of Directors will satisfy the requirements of the Danish Corporate Governance Recommendations (2005) as four of seven of the board members elected by the Annual General Meeting are independent of the Company according to the criteria of the Recommendations. In addition, the proposed composition of the Board of Directors will enable the Board of Directors to elect members to the Audit Committee that qualify as independent as required and defined by the US Securities and Exchange Commission (SEC).

The Board of Directors considers that the size of the Board is appropriate in relation to the requirements of the Company.

                                     *******

Re agenda item 6 - Proposals of the Board of Directors:

Re agenda item 6.1:
The Board of Directors proposes a reduction of the Company's B share capital from DKK 539,472,800 to DKK 526,512,800 by cancellation of part of the Company's portfolio of own B shares at a nominal value of DKK 12,960,000 divided into 12,960,000 B shares of DKK 1 each. After the implementation of the share capital reduction, the Company's share capital will amount to DKK 634,000,000, divided into A share capital of DKK 107,487,200 and B share capital of DKK 526,512,800.

Pursuant to the Danish Public Limited Companies Act, Section 44 (2), cf Section 44 a (1), it is stated that the purpose of the reduction of the Company's share capital is to distribute funds to the shareholders as the reduction amount has been distributed to the shareholders in payment of shares purchased by the Company in accordance with the authorisations granted to the Board of Directors at previous general meetings. As a result, the share capital is reduced by nominally DKK 12,960,000 and the Company's portfolio of treasury shares is reduced by 12,960,000 B shares of DKK 1 each. Pursuant to the Danish Public Limited Companies Act, Section 44 a (3), it is stated that these own B shares were acquired for the total sum of DKK 3,208,636,800, which means that in addition to the nominal amount of reduction, DKK 3,195,676,800 has been distributed to the shareholders.

The Board of Directors' proposal to reduce the Company's B share capital is made in order to maintain capital structure flexibility.

Adoption of the proposal implies the following change of Article 4.1 in the Articles of Association of the Company that will take effect upon completion of the capital reduction:

"4.1 The share capital of the Company amounts to DKK 634,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 526,512,800."

Re agenda item 6.2:
The Board of Directors proposes that the Annual General Meeting authorises the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted at the time of the purchase with a deviation of up to 10%, cf Article 48 of the Danish Public Limited Companies Act. Such authorisation is customary in Danish listed companies.

Re agenda item 6.3:
The World Diabetes Foundation (WDF) is dedicated to supporting the prevention and treatment of diabetes in the developing world through the funding of sustainable projects. At its core lies the promise of equal access to diabetes care. The WDF was established by Novo Nordisk A/S in 2002 through a commitment to donate an amount not exceeding DKK 65 million per year until 2010. The WDF is an independent trust and is governed by a board of six experts in the fields of diabetes, access to health and development assistance. Since 2002, the WDF has successfully funded 138 projects in more than 70 developing countries, and it is estimated that these projects will potentially influence the diabetes treatment of 55 million people directly.

The Board of Directors of Novo Nordisk A/S wishes to secure that the WDF is able to continue its activities after expiry of the original donation in 2010 and proposes that the Annual General Meeting approves a donation by Novo Nordisk to the WDF of an amount up to a total of DKK 575 million to be granted as individual annual contributions over a period of 10 years as from the financial year 2008 through to the financial year 2017. The annual contributions will be calculated based on the Novo Nordisk Group's net insulin turnover in the relevant financial year.

The proposal will supplement the remaining part of the existing donation programme in 2008 through to 2010 and at the same time extend Novo Nordisk's donation period through to 2017. The following shall apply to the new WDF donation:

- For 2008, 2009 and 2010: The annual contribution amounts to 0.01% of the Novo Nordisk Group's net insulin turnover in the relevant year, provided that the contribution cannot exceed DKK 5 million per year. The contributions are in addition to contributions under the existing donation adopted in 2002 of 0.25% per year of the net insulin turnover in the relevant year subject to a maximum of DKK 65 million per year. The combined maximum donation per year under the two donation programmes is DKK 70 million.

- For 2011 through to 2017: The annual contribution amounts to 0.125% of the Novo Nordisk Group's net insulin turnover in the relevant year, provided that the contribution cannot exceed DKK 80 million per year.

The proposed donation cannot for any given year exceed 15% of the taxable income of Novo Nordisk A/S in such year.

Re agenda item 6.4:
Novo Nordisk's existing overall remuneration policy aims to attract, retain and motivate members of the Board of Directors and Executive Management of Novo Nordisk A/S. Remuneration levels are designed to be competitive and to align the interests of the board members and executives with those of the shareholders. A description of the overall remuneration policy of Novo Nordisk A/S can be found in the Annual Report pp 44-45 and at the Company's website novonordisk.com under 'About Novo Nordisk' - 'Corporate governance'.

Guidelines for incentive-based remuneration form part of the overall remuneration policy. In light of recently enacted Danish legislation, Novo Nordisk A/S presents for approval at the Annual General Meeting in 2008 its guidelines for incentive-based remuneration for the Board of Directors and Executive Management of Novo Nordisk A/S. The guidelines, which are attached as Appendix 1, comply with the recently enacted legislation, which requires listed companies to prepare and obtain general meeting approval of such guidelines as a precondition for granting incentive-based remuneration to management and board members.

The guidelines for incentive-based remuneration as well as the overall remuneration policy of Novo Nordisk A/S are available at the Company's website novonordisk.com.

Upon approval of the guidelines by the Annual General Meeting, the following new
Article 14 will be inserted in the Articles of Association:

"14   Guidelines for incentive-based remuneration

14.1 The Company has laid down guidelines for incentive-based remuneration for the Board of Directors and Executive Management. The guidelines, which have been adopted by the Company's general meeting, are available at the Company's website: novonordisk.com."

The current Articles 14 through 17 will be re-numbered accordingly. Further, the references in Article 5.3 are updated to reflect the revised numbering.

Ad agenda item 6.5 - Amendments to the Articles of Association:

Agenda item 6.5.1:
Amendment of Article 4.2 and Articles 9.2-9.3: Novo Nordisk in December 2007 completed a stock split by changing the share denomination from DKK 2.00 to DKK 1.00, the minimum denomination permitted under the current Articles of Association. To allow the Board of Directors to implement additional stock splits in the future, the Board of Directors proposes a reduction of the minimum denomination (nominal value) of shares stipulated by the Articles of Association from DKK 1.00 to DKK 0.01.

As a consequence of the proposed amendment the voting power attached to the Company's shares will be amended to the effect that each B share capital amount of DKK 0.01 (the minimum nominal denomination) shall carry one vote and each A share capital amount of DKK 0.01 (the minimum nominal denomination) shall carry 10 votes. The change means that each B share of DKK 1.00 (the present denomination of Novo Nordisk's shares) will carry 100 votes and each A share of DKK 1.00 will carry 1,000 votes. The voting ratio between the A and B shares is thus not affected by the change.

The proposed amendment means that future changes of the denomination of the Company's shares may be implemented by the Board of Directors subject to the limit stipulated by the Articles of Association. Such potential future changes will not affect the voting ratio between the A and B shares.

Agenda item 6.5.2:
Amendment of Article 6.3: The Board of Directors proposes that the authorisation of the Board of Directors in Article 6.3 of the Articles of Association to issue B shares to employees without pre-emptive subscription rights for existing shareholders be extended until 12 March 2013 and that it be reduced from the current maximum nominal amount of approximately DKK 21 million to a maximum nominal amount of DKK 4 million. The Board of Directors considers that the reduced size of the authorisation is in accordance with good corporate governance practices and also reflective of the reductions in the share capital effected by the Company in recent years.

Agenda item 6.5.3:
Amendment of Articles 6.4-6.6: The Board of Directors proposes that the existing authorisations of the Board of Directors in Articles 6.4-6.6 of the Articles of Association to increase the share capital be replaced by an authorisation of the Board of Directors until 12 March 2013 to increase the share capital by a nominal amount up to a maximum of DKK 126 million through one or more separate issues of shares.

New shares paid in cash may be A shares, B shares or both. The shareholders will have pre-emptive subscription rights to any new shares in accordance with the Articles of Association and the Danish Public Limited Companies Act. The Board of Directors may, however, decide to issue B shares without pre-emptive subscription rights for the shareholders if the shares are paid in cash and the subscription price equals the market price. The Board of Directors may also decide to issue new shares to be paid in assets other than cash, in which case such new shares shall be B shares, which will be issued without pre-emptive subscription rights for existing shareholders.

Compared to the existing authorisations under Articles 6.4 and 6.5, the amount of shares which may be issued under the new proposed authorisation is reduced to nominally DKK 126 million compared to the existing total of nominally DKK 200 million. The Board of Directors considers that the reduction implicit in this proposal of the total amount of new shares which may be issued without pre-emptive subscription rights is in accordance with good corporate governance practices.

Agenda item 6.5.4:
Amendment of Article 7.2: A recent reform of the Danish municipal sector has introduced new municipality names and regions, and the Board of Directors consequently proposes that Article 7.2 be amended to reflect that the future General Meetings shall be held in the Capital Region of Denmark.

Agenda item 6.5.5:
Amendment of Article 7.4: The Board of Directors proposes an amendment of
Article 7.4 of the Articles of Association of the Company, whereby the number of shares required to request an Extraordinary General Meeting is reduced from 1/10 of the share capital (the maximum permitted by the Danish Public Limited Companies Act) to 1/20 of the share capital.

The proposal is intended to enhance the corporate governance practices of the Company and to improve the shareholders' ability to exercise their influence.

                                    ********

To adopt the proposal to reduce the share capital under agenda item 6.1 and to adopt each of the proposals for amendment of the Articles of Association under agenda items 6.5.1 through 6.5.5, at least two thirds of the total number of votes in the Company shall be present at the Annual General Meeting and at least two thirds of the votes cast as well as of the share capital represented at the Annual General Meeting shall vote for the proposals, cf Articles 10.2 and 10.3 of the Articles of Association. The proposals under agenda item 6.2 through to
6.4 may be adopted by a simple majority of votes cast.

                                    ********

The current share capital of the Company amounts to DKK 646,960,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 539,472,800. The A shares have 10 votes per DKK 1 of the A share capital, whereas the B shares have one vote per DKK 1 of the B share capital. A shareholder is entitled to attend and to vote at a General Meeting provided the shareholder has obtained an admission card (see below). The voting rights may be exercised by a proxy-holder provided such holder substantiates his/her right to attend the General Meeting by presenting an admission card and a duly dated written instrument of proxy.

                                    ********

The Board of Directors invites all shareholders to attend the Annual General Meeting. Please note that the Annual General Meeting is held at Radisson SAS, Falkoner Centret, Falkoner Alle 9, 2000 Frederiksberg. Admission and voting cards for the Annual General Meeting may be obtained by returning the enclosed requisition, duly completed and signed, to VP Investor Services A/S ("VP") in the enclosed envelope so that VP receives the requisition no later than Friday 7 March 2008 at 4 pm. Alternatively, you may phone VP, no later than Friday 7 March 2008 at 4 pm on tel +45 4358 8866. Admission cards can also be ordered on VP's website www.uk.vp.dk/agm no later than Friday 7 March 2008 at 4 pm.

Registered shareholders will be able to request admission and voting cards and to submit voting instructions by power of attorney via the Company's website novonordisk.com/AGM or via VP's website www.uk.vp.dk/agm using a compatible electronic signature. Electronic signatures used for net-banking services offered by credit institutions based in Denmark will typically be compatible. For further information please see novonordisk.com/AGM. Submission of requests for admission and voting cards and submission of voting instructions via the Company's website or VP's website shall take place no later than Friday 7 March 2008 at 4 pm.

At this year's Annual General Meeting representatives of the Company and the chairman of the Annual General Meeting will conduct their presentations in English. Shareholders will be entitled to speak in Danish or English. Simultaneous translation from English to Danish and from Danish to English will be available for participating shareholders. The resolutions of the meeting will be recorded in the minutes which according to Danish company law shall apply Danish as the formal language. An English translation of the minutes will be made available.

Again this year, the Company will webcast the Annual General Meeting live in a Danish and an English version. Please see the Company's website novonordisk.com.

Prior to the Annual General Meeting the requested admission card will be sent to you at the address entered in the Company's register of shareholders. The admission card will show the number of votes you are entitled to according to the register of shareholders, pursuant to Article 9 of the Articles of Association. If you have not stated an address to which the admission card shall be sent, the admission card must be collected at the Company's office no later than the day before the Annual General Meeting.

The agenda for the Annual General Meeting together with the complete proposals and the audited Annual Report 2007 will be available to shareholders for inspection at the Company's office, Novo Alle, DK-2880 Bagsvaerd, on weekdays between 10 am and 2 pm from Wednesday 20 February 2008 to Wednesday 12 March 2008. As from Wednesday 20 February, the documents will also be available for inspection at the Company's website novonordisk.com under 'About Novo Nordisk' - 'Corporate governance' or you can order a copy by contacting Novo Nordisk A/S on tel +45 4442 3434.

If you are not able to attend the Annual General Meeting, the Board of Directors would appreciate receiving a proxy to exercise the voting rights attached to your shares. If you consent to this procedure, you are kindly asked to return the attached proxy form, signed and dated, so that it is in VP's possession no later than Friday 7 March 2008 at 4 pm. Alternatively, within the same time limit voting instruction may be submitted via the Company's website or via VP's website as described above. According to Danish law, a proxy for the Annual General Meeting is only valid if it is in writing (or submitted via qualified IT systems) and is signed and dated after 12 March 2007 (ie, one year before the Annual General Meeting in 2008, at the earliest).

After deduction of potential withholding tax, the dividend as approved at the Annual General Meeting will be transferred to Novo Nordisk A/S' shareholders via VP Securities Services. Further information on dividend can be found in the Annual Report 2007 p 50.

You can reach Radisson SAS, Falconer Centret by Metro to Frederiksberg Station. Leave Frederiksberg Metro Station through the Falkoner Alle exit. Make a right-hand turn and walk 100 metres up Falkoner Alle, and Falkoner Centret is located on the right-hand side. You can also reach Falconer Centret with Movia buses (lines 14, 15 and 18 stop at Frederiksberg town hall, a short distance from Falconer Centret). Car parking facilities are available at Falkoner Centret for a minor fee. Attendees arriving by car are advised to arrive well in advance of the meeting as it may be difficult to find parking at or near Falkoner Centret.

Novo Nordisk will host an information meeting conducted in Danish for the Company's shareholders on Thursday 13 March 2008 at 5 pm at Radisson SAS, Falkoner Centret. Further information about the meeting may be obtained at the Company's website novonordisk.com/AGM.

Yours sincerely
Novo Nordisk A/S

The Board of Directors


APPENDIX 1

GUIDELINES FOR INCENTIVE-BASED REMUNERATION FOR THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT OF NOVO NORDISK A/S

These Incentive Guidelines apply to incentive programmes for the Board of Directors and Executive Management in Novo Nordisk A/S, where remuneration is dependent on individual or company performance.


THE BOARD OF DIRECTORS

The members of the Board of Directors are remunerated with a fixed fee and are not offered stock options, warrants or participation in other incentive programmes where remuneration is dependent on individual or company performance.


EXECUTIVE MANAGEMENT

Executive Management (meaning the executives registered as executives with the Danish Commerce and Companies Agency) may be entitled to participate in the following incentive programmes: 1) a Short-term Incentive Programme and 2) a Long-term Incentive Programme.

The short-term incentive programme may result in a maximum payout per year equal to four months' fixed base salary plus pension contribution. The long-term incentive programme may result in a maximum grant per year equal to eight months' fixed base salary plus pension contribution. Consequently, the aggregate maximum amount that may be granted as incentives for a given year is equal to 12 months' fixed base salary plus pension contribution for each member of Executive Management.

Apart from the above-mentioned programmes, members of Executive Management are not offered stock options, warrants or participation in other incentive programmes where remuneration is dependent on individual or company performance.

Short-term Incentive Programme (STIP)
The STIP consists of a cash bonus which is linked to the achievement of a number of pre-defined functional and individual business targets for each member of Executive Management. The targets for the chief executive officer are fixed by the chairman of the Board of Directors while the targets for the executive vice presidents are fixed by the chief executive officer. The chairman of the Board evaluates the degree of target achievement for each member of the Executive Management, and cash bonuses for a particular financial year - if any - are paid at the beginning of the subsequent financial year.

The cash bonus for each participating member cannot exceed an amount equal to four months' fixed base salary plus pension contribution per year. The calculation of the cash bonus - if any - for a year is typically based on the salary in December.

Long-term Incentive Programme (LTIP)
Each year in January the Board of Directors decides whether or not to establish an LTIP for that calendar year. The LTIP is based on an annual calculation of shareholder value creation as compared to the budgeted performance for the year.

In line with Novo Nordisk's long-term financial targets, the calculation of shareholder value creation is based on reported operating profit after tax reduced by a Weighted Average Cost of Capital (WACC)-based return requirement on average invested capital.

A proportion of the calculated shareholder value creation is allocated to a joint pool for participants, which in addition to Executive Management includes the other members of the Senior Management Board (i.e. the Senior Vice President's of the Novo Nordisk Group).

For members of Executive Management the joint pool operates with a yearly maximum allocation per participant equal to eight months' fixed base salary plus pension contribution.

The joint pool may, subject to the Board of Directors' assessment, be reduced in case of a lower than planned performance on significant research and development projects and key sustainability projects. Targets for non-financial performance related to sustainability and research and development projects may include achievement of certain milestones within set dates.

Once the joint pool has been approved by the Board of Directors the total cash amount is converted into Novo Nordisk A/S B shares at market price. The market price is calculated as the average trading price for Novo Nordisk A/S B shares on the OMX Nordic Exchange Copenhagen in the open trading window following the release of financial results for the year prior to the bonus year; i.e. in the open trading window following immediately after the Board of Directors approval of the programme.

The shares in the joint pool are allocated to the participants on a pro rata basis: the chief executive officer participates with three units, executive vice presidents participate with two units each and the other members of the Senior Management Board participate with one unit each.

The shares in the joint pool for a given year will be locked up for three years before it is transferred to the participants, including Executive Management. Upon resignation during the lock-up period by a participant, the shares will remain in the joint pool to the benefit of the other participants.

In the lock-up period the Board of Directors may remove shares from the joint pool in case of lower than planned value creation in subsequent years, eg if the economic profit falls below a predefined threshold compared to the budget for a particular year.

In the lock-up period the market value of the joint pool will change dependent upon the development in the Novo Nordisk B share price and consequently the interests of the participants including Executive Management are aligned with those of the shareholders.

No dividends are paid on shares in the bonus pool in the lock-up period and the shares in the bonus pool are administered as part of Novo Nordisk's holding of treasury shares.

Novo Nordisk continuously covers its obligations under the LTIP through its holding of treasury shares.

In the examples below - that have been included for illustrative purposes only - it is assumed that the maximum number of shares - corresponding to eight months' worth of fixed base salary is allocated to the bonus pool. It is further assumed that the number of shares in the bonus pool is not reduced during the lock-up period.

Example 1: If the share price increases by 10% per annum and the fixed base salary increases by 4% per annum in the lock-up period, the value of the shares at payout will correspond to approximately 10 months' fixed base salary in the year of payout.

Example 2: If the share price stays flat and the fixed base salary increases by 4% per annum in the lock-up period, the value of the shares at payout will correspond to approximately seven months' fixed base salary in the year of payout.

Table showing remuneration for members of the Board of Directors and Executive
Management:

                                BOARD OF DIRECTORS    EXECUTIVE MANAGEMENT

FIXED BASE SALARY                        Yes          Yes

FEE FOR COMMITTEE WORK                   Yes          No

FEE FOR AD HOC TASKS                     Yes          No

STIP (SHORT TERM INCENTIVE PROGRAMME)    No           Up to four months' fixed
                                                      base salary plus pension
                                                      contribution per year

LTIP (LONG TERM INCENTIVE PROGRAMME)     No           Up to eight months' fixed
                                                      base salary plus pension
                                                      contribution per year

PENSION                                  No           25-30% of fixed base
                                                      salary and bonus

NON-MONETARY BENEFITS                    No           Negotiated individually

SEVERANCE PAYMENT                        No           Based on tenure of
                                                      employment,12-36
                                                      months' fixed base salary
                                                      plus pension contribution

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 21, 2008                        NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer